Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Six Months Ended June 30
	2007	2006
Earnings:
Pretax income	$68,526	$161,304
Fixed charges, net of capitalized interest	39,337	34,827

Earnings before taxes and fixed charges	$107,863	$196,131

Fixed charges:
Interest expense	$35,991	$31,995
Capitalized interest	10,410	6,419
Preferred dividends	113	187
Arch Western Resources LLC dividends on preferred membership interest	48	48
Portions of rent which represent an interest factor	3,185	2,597

Total fixed charges	$49,747	$41,246

Ratio of earnings to fixed charges (1)	2.17x	4.76x

(1)	Ratio of earnings to combined fixed charges and preference dividends is computed on a total enterprise basis including our consolidated subsidiaries. Earnings consist of income from continuing operations before income taxes and are adjusted to include fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense. Preference dividends are the amount of pre-tax earnings required to pay dividends on our outstanding preferred stock and Arch Western Resources, LLC’s preferred membership interest.